EXHIBIT 99.1

Neptune Reports Third Quarter Results and Provides Update on Action Plan to Resume Operations

LAVAL, Quebec, Jan. 14, 2014 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB) announces its consolidated financial results for the three and nine-month periods ended November 30, 2013 and provides update on action plan to resume operations.

On November 8, 2012, an explosion destroyed the Corporation's sole production plant (the "incident") located in Sherbrooke, Quebec, Canada. While operations are being re-established, revenues to date have largely been generated from the sale of krill oil acquired by the Corporation through short-term temporary arrangements. Neptune has been able to maintain a large portion of its pre-incident revenues through the sale of commodity krill oil and margin concessions.

Neptune will soon be able to offer customers its premium krill oil product, NKO®, with production at the Sherbrooke facility expected to resume soon. In October 2013, a three year renewable Manufacturing and Supply agreement was also secured with Rimfrost USA, LLC ("Rimfrost"). This arrangement significantly strengthens Neptune's on-going production capacity and safeguards operations by moving the Corporation from a centralized production model to a more diversified arrangement.

Financial Results: Three Months Ended November 30, 2013

Nutraceutical Business Results

  Nutraceutical revenues were $4,367,000 for the three-month period ended November 30, 2013, compared to $6,603,000 for the three-month period ended November 30, 2012.
  Adjusted EBITDA was negative ($4,176,000) for the current quarter, versus $408,000 for the corresponding prior-year quarter.
  Net loss was ($6,887,000) for the current quarter, compared to a net loss of ($10,883,000) for the quarter ended November 30, 2012.

Consolidated Results

  Consolidated revenues totalled $4,396,000 for the three-month period ended November 30, 2013, down from $7,027,000 for the quarter ended November 30, 2012.
  Adjusted EBITDA was negative ($5,912,000) for the current quarter, versus negative ($665,000) for the corresponding prior-year quarter.
  Net loss was ($10,443,000) for the current quarter, versus a net loss of ($12,437,000) in the corresponding prior-year quarter.

Consolidated adjusted EBITDA came in at negative $5.9 million for the quarter, down $5.2 million from negative $0.7 million in the corresponding prior-year period. The year over year decrease is largely due to a $2.8 million decline in gross margins resulting from the plant incident and a $1.8 million increase in legal fees due to intense negotiations with third parties to settle patent infringements of Neptune intellectual property. To date, a majority of the respondents named in the U.S. International Trade Commission's (ITC) investigation involving infringement of Neptune's patents have reached settlements and license agreements with the Corporation. Neptune's subsidiaries, who are actively engaged in clinical studies and research and development, recorded negative $1.7 million of adjusted EBITDA in the current quarter, down from negative $1.1 million in the corresponding prior-year period.

The Consolidated net loss for the current quarter was $10.4 million, versus a net loss of $12.4 million for the corresponding prior-year period. The lower consolidated net loss versus last year is largely due to $8.5 million in impairment losses and costs related to the plant incident recorded in the third quarter of 2012. This was partially offset by a $2.8 million decline in gross margin versus last year, along with a $2.1 million increase in stock based compensation expenses and a $1.8 million increase in legal fees to defend and reinforce the Corporation's intellectual property. The consolidated net loss for the current quarter includes a $3.6 million loss associated with Neptune's subsidiaries, versus $1.6 million in the prior year.

Financial Results: Nine Months Ended November 30, 2013

Nutraceutical Business Results

  Nutraceutical revenues were $15,530,000 for the nine-month period ended November 30, 2013, down from $20,598,000 for the nine-month period ended November 30, 2012.
  Adjusted EBITDA was negative ($10,953,000) for the nine-month period ended November 30, 2013, versus $2,148,000 for the corresponding prior-year period.
  Net loss was ($12,045,000) for the nine-month period ended November 30, 2013, compared to a net loss of ($13,632,000) for the corresponding prior-year period.

Consolidated Results

  Consolidated revenues totalled $15,831,000 for the nine-month period ended November 30, 2013, compared to $21,273,000 for the corresponding prior-year period.
  Adjusted EBITDA was negative ($15,951,000) for the nine-month period ended November 30, 2013, versus negative ($1,303,000) for the corresponding prior-year period.
  Net loss was ($20,910,000) for the nine-month period ended November 30, 2013, versus a net loss of ($18,815,000) in the corresponding prior-year period.

"Although the past year has been challenging, we are approaching the end of difficult period for Neptune," highlighted Mr. Henri Harland, President and CEO of Neptune. "Our action plans to restore operations and increase production capacity are moving forward as planned and we continued to successfully defend our intellectual property. The Rimfrost manufacturing and supply agreement, together with the anticipated opening of the Sherbrooke facility, puts us in a strong position to meet future demand expectations as the omega-3 nutraceutical market continues to grow and we extend our reach. As production at our Sherbrooke facility gets underway, we expect margins to strengthen and with the positive settlements in the ITC investigation we expect legal fees to decline in the coming year. Collectively, we are well positioned to emerge stronger than we were prior to the plant incident."

"On the pharmaceutical side Acasti also remains active, recently announcing a number of important milestones," continued Mr. Harland. "They include clearance from the US Food and Drug Administration (FDA) to initiate a pharmacokinetic (PK) study in the U.S and the closing of a US$23 million public offering to support Acasti's research and clinical development program relating to its investigational new drug CaPre®. These are significant accomplishments which move Acasti towards securing regulatory approval to distribute and market CaPre® as a prescription drug in the U.S."

Neptune's pharmaceutical subsidiary, NeuroBioPharm has also been active and has a number of clinical studies underway. Particular focus is being given to the treatment of ADHD; cognitive functions, including memory and concentration; along with mood disorders, such as anxiety and depression. "Although we are still in the early stages, preliminary results obtained from pilot studies using precursors of product candidates have shown promising results," highlighted Mr. Harland. "The medical need to treat neurological disorders in vulnerable populations, such as children and the elderly, is increasing significantly. NeuroBioPharm is committed to fulfill this need by carrying out the development, validation and commercialization of novel active pharmaceutical ingredients."

Update on Action Plan to Resume Operations

The rebuild of the Sherbrooke facility is entering its final stages and it is now expected to open around the beginning of the Corporation's next fiscal year, which starts on March 1, 2014. The opening is dependent on final approvals from government authorities. Upon completion the plant will have the ability to produce more than 150 metric tons of krill oil annually. In addition, the Rimfrost Manufacturing and Supply agreement provides Neptune with an additional 800 metric tons of krill oil over the three-year term of the renewable agreement. Neptune began to source krill oil from Rimfrost towards the end of the third quarter.

Going forward, Neptune intends to focus production of its premium krill oil, "NKO®", at its Sherbrooke plant, while primarily meeting the demand for good quality Eco krill oil, "EKO™", through the Rimfrost agreement.

Insurance Coverage

Neptune has insurance in place covering, among other things, property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions. Since the plant incident in November 2012, Neptune has received insurance recoveries totalling $12.0 million, representing only part of the total potential compensation of $15 to $20 million. This amount includes $0.3 million received during the third quarter ended November 30, 2013. Neptune is pursuing the balance of its insurance claim and will record any additional recovery if and when received.

Additional Patent Infringement Settlements and License Agreements Reached

On December 17, 2013 the Corporation announced that it had reached a patent infringement settlement and license agreement with Aker BioMarine AS, Aker BioMarine Antarctic AS and Aker BioMarine Antarctic USA, resolving the U.S. International Trade Commission's (ITC) investigation related to their infringement of Neptune's composition of matter patents.

The ITC's investigation has essentially been resolved, with eight of the ten respondents named in it reaching settlements with Neptune. These agreements are an indication of the strength and validity of Neptune's intellectual property and demonstrate that industry peers recognize the value of Neptune's IP assets. They also reflect Neptune's commitment to actively defend this fundamental asset, preferably through licensing agreements with industry peers.

The Corporation has not yet reached a settlement with Enzymotec Ltd., and Enzymotec USA, Inc. (collectively, "Enzymotec"). However, as previously announced, a settlement term sheet with Enzymotec has been signed and Neptune remains hopeful that it will be able to conclude a final binding written settlement agreement.

Neptune Receives New Food Raw Material Certification in China

China's National Health and Family Planning Commission recently announced that Neptune had received "New Food Raw Material" certification allowing the Corporation to sell its krill oil products in China.  With a population of over 1.35 billion, China offers significant growth opportunities for Neptune. Neptune already has sales representation in China and is actively pursuing sales opportunities.

Conference Call

Neptune will be holding a conference call on Wednesday January 15, 2014 at 9:00 a.m. ET to present its third quarter results. The Corporation will also provide an update on the status of its previously disclosed action plan to resume operations and supply customers.

Date:	Wednesday January 15, 2014
Time:	9:00 a.m. Eastern Time
Conference ID:	31032430
Call:	Within Canada & the U.S., dial toll‐free 1‐877-380-5664. Outside Canada and the U.S., dial 1‐631-813-4882.

Management will accept questions by telephone during the Q&A period at the end of the presentation. Questions can also be forwarded in advance or during the presentation to the following email address:  f.harland@neptunebiotech.com.

An archived recording of the call will be available on Neptune's website (www.neptunebiotech.com) following the presentation.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Neptune respectively holds approximately 49.95% of the participating and voting rights of Acasti and 96% of the voting rights of NeuroBioPharm Inc. ("NeuroBio"). Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

"Neither NASDAQ or the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release."

CONTACT: Neptune Contacts:
         Andre Godin
         Chief Financial Officer
         +1.450.687.2262
         a.godin@neptunebiotech.com
         neptunebiotech.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com